Exhibit 99.1

Fitell Corporation Announces $50 Million Stablecoin Financing and 2F Robotics, a Platform for AI-Driven Advanced Robotic Systems

Taren Point, Australia – November 6, 2025 – Fitell Corporation (NASDAQ: FTEL) (“Fitell” or the “Company”) today announced that it has entered into a securities purchase agreement with a U.S. based institutional investor to issue a $50 million convertible note. The financing will support the launch of 2F Robotics, a joint venture focused on developing and commercializing AI-driven robotic technologies across consumer and industrial applications.

Key Highlights

●	Stablecoin Financing:

○	The net proceeds from the $50 million financing will be converted to stablecoin assets and held with a U.S. custodian.

○	Stablecoin assets may be allocated toward 2F Robotics, the Company’s corporate treasury, or the Company’s fitness operations, subject to market conditions.

●	2F Robotics:

○	2F Robotics will be established as a joint venture for the development of AI-driven robotics and automation systems across home, kitchen, fitness, and industrial applications.

○	Product development will be in partnership with GZ Fukonn Vanguard Intelligent Technology, an Asia-based robotics company with patented hardware and control systems, dedicated R&D capabilities, and commercial deployments across Canada and the Middle East.

○	Fitell will retain majority ownership and full intellectual property rights, and intends to leverage existing distribution infrastructure to market across Australia and the U.S.

●	Corporate Treasury Update:

○	Following the financing, Fitell’s corporate treasury will be diversified across cash, stablecoins, Solana (SOL) and PUMP.

○	The Company will actively manage its balance sheet and may reallocate among its treasury reserves and strategic initiatives, subject to market conditions.

Sam Lu, Chief Executive Officer of Fitell, commented:

“This financing enhances our capital flexibility and broadens our balance sheet through a diversified corporate treasury. By holding proceeds in stablecoins, we can maintain capital stability while allocating towards growth initiatives such as 2F Robotics over time. Additionally, our digital asset framework provides flexibility to adjust allocations in response to market conditions, allowing us to pursue innovation in a measured manner as we expand into next-generation robotics.”

Rodman & Renshaw is acting as exclusive placement agent for the transaction.

The $50 million convertible note will be sold and issued upon the satisfaction or waiver of certain closing conditions.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Company’s Report of Foreign Private Issuer on Form 6-K dated November 6, 2025.

About Fitell Corporation

Fitell Corporation, through GD Wellness Pty Ltd (“GD”), its wholly owned subsidiary, is an online retailer of gym and fitness equipment both under its proprietary brands and other brand names in Australia. The company’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years. The Company’s brand portfolio can be categorized into three proprietary brands under its Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in over 2,000 stock-keeping units (SKUs). For additional information, please visit the Company’s website at www.fitellcorp.com.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events and include, but are not limited to, statements regarding the exercise of the warrants prior to their expiration and the intended use of proceeds from the offering. These forward-looking statements involve known and unknown risks and uncertainties, including market and other conditions, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Chief Financial Officer

Edwin Tam

edwin@gymdirect.com.au

Investor Relations

ir@fitellcorp.com